
December 22, 2023

Kenneth L. Bedingfield
Senior Vice President and Chief Financial Officer
L3Harris Technologies, Inc.
1025 West NASA Boulevard
Melbourne, FL 32919

      Re: L3Harris Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 30, 2022
          Filed February 24, 2023
          Form 8-K furnished October 26, 2023
          File No. 001-03863

Dear Kenneth L. Bedingfield:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operations Review, page 33

1.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 34 that the changes in gross margin and gross margin percentages for the periods discussed from fiscal 2021 to 2022 were due to several factors, such as higher input costs, supply chain disruptions, Estimate At Completion adjustments and revenue mix. To the extent possible, quantify the impact of each contributing factor in dollars and/or margin percentage, disclose the reasons driving these change, and provide greater transparency into the material components and potential variability of

Kenneth L. Bedingfield
L3Harris Technologies, Inc.
December 22, 2023
Page 2

your cost of product sales and services and gross margin. Ensure your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Engineering, Selling and Administrative Expenses, page 35

2. We note that your presentation for "Engineering, Selling and Administrative Expenses," a material statement of operations line item, is limited to a table quantifying the "major components" included within the line item and that such amounts represent less than half of the consolidated amounts for all periods presented. Please revise future filings to include a discussion and analysis of the amounts, trends, events, demands and uncertainties impacting the full consolidated balances.

Note 1: Significant Accounting Policies
Revenue Recognition, page 69

3. We note your disclosures that "a substantial majority" of your revenues is derived from long-term development and production contracts accounted for as a single performance obligation and that "a significant amount" of your revenue is derived from contracts to provide multiple distinct goods where the goods are accounted for as separate performance obligations. We further note your accounting policy disclosures regarding revenues recognized at a point-in time and over-time. Please clarify for us how you derive the product and service categories presented on the face of your statements of operations. In doing so, explain whether or not your product revenues are all recognized at a point-in-time or if it also consists of over-time revenues. Also clarify if contract revenues accounted for as a single performance obligation are allocated between product and services and, if so, explain the methodology used.

Note 9: Goodwill, page 79

4. Please revise future filings to disclose accumulated goodwill impairment losses at the beginning and the end of the periods presented. Refer to ASC 350-20-50-1(a) and (h).

Note 15: Stock Options and Other Share-based Compensation, page 97

5. You disclose on page 99 that you issue performance share unit awards "subject to

performance criteria...and market conditions." Within the following paragraph, you indicate that awards with market conditions are recognized as compensation cost "if achievement of the performance measures is considered probable." Please tell us if all performance share unit awards include both performance and market conditions and, if so, consider clarifying your disclosures accordingly. If you issue any awards with only market conditions, clarify your expense recognition accounting policy.

Note 25: Legal Proceedings and Contingencies, page 113

6. We note your disclosure that "it is reasonably possible that some lawsuits, claims or proceedings may be disposed of or decided unfavorably to us and in excess of the amounts currently accrued." Please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

Form 8-K furnished October 26, 2023

Exhibit 99.2 Investor Letter, page 21

7. Please address the following comments related to the non-GAAP financial measures presented in your Investor Letter:

    •   On pages 7, 8, and 26, it appears you use the term "Operating income" on a segment basis and when referencing the GAAP measure and use either "Segment operating income" or "Non-GAAP operating income" when referencing the non-GAAP measure. It also appears on page 26 you may be using "Segment Operating income (loss)" on a consolidated basis as a GAAP measure. In order to minimize any confusion, consider re-naming your measures so that readers can clearly identify which measures represent your ASC 280 GAAP measures and which measures represent the "adjusted" non-GAAP segment amounts.

    •   We note that you present consolidated "Segment operating income," representing the sum of the corresponding individual segment amounts, as well as a related "Operating income margin," but do not appear to clearly identify the consolidated figures as non-GAAP measures or provide all related disclosures required by Item 10(e) of Regulation S-K. Since total "Segment operating income" is not a required measure under ASC 280, ensure you provide all non-GAAP disclosures required Item 10(e), including reconciliations to the most directly comparable GAAP measures. Confirm whether or not you consider net income and net income margin to be the most directly comparable GAAP measures.

- We note your disclosure of the non-GAAP effective tax rate on page 22 without presentation of and reconciliation to the most directly comparable GAAP measure. Please present the GAAP effective tax rates wherever the non-GAAP effective tax rates are presented and reconcile the non-GAAP effective tax rates to the corresponding GAAP figures. Refer to Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing